UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A (Amendment No. 2)*
Under the Securities Exchange Act of 1934

Issuer: International Fuel Technology, Inc.

Class of Securities: Common Stock

CUSIP NUmber: 45953X109

Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications: Jonathan Cramer, Baker&Hostetler LLP, 45 Rockefeller Plaza, New York, NY 10111;(212) 589-4604; jcramer@bakerlaw.com

Date of Event Requiring Filing: April 11, 2013

Schedule is filed pursuant to Rule 13d-1(C)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







1.
NAMES OF REPORTING PERSONS: John M. Hennessy

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
3.

SEC USE ONLY
4.

CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America






NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER: 12,375,000



6.
SHARED VOTING POWER: 0



7.
SOLE DISPOSITIVE POWER: 12,375,000



8.

SHARED DISPOSITIVE POWER: 0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,375,000




10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.90%


12.

TYPE OF REPORTING PERSON: IN




Item 1.

(a)
Name of Issuer:
International Fuel Technology, Inc.

(b)
Address of Issuer's Principal Executive Offices:
7777 Bonhomme
Suite 1920
St. Louis, MO 63105


Item 2.
(a)
Name of Person Filing:
The name of the person filing this statement is John M. Hennessy.



(b)
Address of the Principal Office or, if none, residence:
47 West Lake Road
Tuxedo Park, NY 10987


(c)
Citizenship:
United States of America



(d)
Title of Class of Securities:
Common Stock.
Warrants to purchase Common Stock.



(e)
CUSIP Number: 45953X109


Item 3.If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c):
Not applicable.
Item 4.Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.





(a)

Amount beneficially owned:12,375,000




(b)
Percent of class:7.90%



(c)

Number of shares as to which the person has:

	(i)
Sole power to vote or to direct the vote:12,375,000





(ii)
Shared power to vote or to direct the vote:0



(iii)
Sole power to dispose or to direct the disposition of:12,375,000




(iv)
Shared power to dispose or to direct the disposition of:0


6,437,500 shares of Common Stock of International Fuel Technology, Inc. (the "Issuer") are held by John M. Hennessy in his individual capacity;
the right to acquire 937,500 shares of Common Stock of the Issuer (the "2012 Hennessy Warrant Shares"), pursuant to a Common Stock Purchase Warrant dated October 23, 2012 (the "2012 Hennessy Warrant"), the right to acquire 1,500,000 shares of Common Stock of the Issuer (the "2013 Hennessy Warrant Shares"), pursuant to a Common Stock Purchase Warrant dated April 11, 2013 (the "2013 Hennessy Warrant"), and the right to acquire 1,500,000 shares of Common Stock of the Issuer (the "2013 Default Warrant Shares"), pursuant to a Common Stock Purchase Warrant issued in accordance with the terms of a certain Securities Purchase Agreement dated April 11, 2013 (the "2013 Default Warrant"), were issued by the Issuer to John M. Hennessy in his individual capacity; and the right to acquire 1,000,000 shares of Common Stock of the Issuer pursuant to a Common Stock Purchase Warrant dated March 23, 2009, issued by the Issuer to John M. Hennessy in his individual capacity, and the right to acquire 1,000,000 shares of Common Stock of the Issuer pursuant to a Common Stock Purchase Warrant dated March 23, 2009, issued by the Issuer to the Hennessy
IFT 2009 GRAT, of which John M. Hennessy is the grantor and trustee, were replaced by the Issuer with a Common Stock Purchase Warrant dated April 11, 2013 (the "2013 Replacement Warrant") and gave John M. Hennessy in his individual capacity the right to acquire 2,000,000 shares of the Common Stock (the "2013 Replacement Warrant Shares").
The initial exercise price for the 2012 Hennessy Warrant Shares is $0.08 per share, as adjusted from time to time in accordance with the terms of the 2012 Hennessy Warrant. The initial exercise price for the 2013 Hennessy Warrant Shares and the 2013 Default Warrant Shares is $0.10 per share, as adjusted from time to time in accordance with the terms of the 2013 Hennessy Warrant and the 2013 Default Warrant. The 2012 Hennessy Warrant is exercisable by John M. Hennessy at any time before October 23, 2017 and the 2013 Hennessy Warrant and 2013 Default Warrant are exercisable by John M. Hennessy at any time before April 11, 2018. The initial exercise price for the 2013 Replacement Warrant Shares is $0.226 per share, as adjusted from time to time in accordance with the terms of the 2013 Replacement Warrant. The 2013 Replacement Warrant is exercisable by John M. Hennessy at any time before April 11, 2018.

Item 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
Item 8.Identification and Classification of Members of the Group.
    Not applicable.
Item 9.Notice of Dissoution of Group.
    Not applicable.
Item 10.Certification.
By signing below, the reporting person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:2/14/2014


Signature

/s/ John M. Hennessy
Name/Title:
John M. Hennessy